Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

CHANGE OF BOARD SECRETARY AND AUTHORISED REPRESENTATIVE

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) passed a resolution on 27 October 2022, approving the appointment of Mr. Zhao Guodong as the Board Secretary of the Company. The Company has recently received the approval from the China Banking and Insurance Regulatory Commission (the “CBIRC”), pursuant to which the qualification of Mr. Zhao Guodong as the Board Secretary of the Company has been approved by the CBIRC and his term of service commenced on 24 February 2023.

The biographical details of Mr. Zhao Guodong are set out below:

Mr. Zhao Guodong, born in November 1967, became an Assistant to the President of the Company in October 2019. From 2016 to 2022, he successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Chongqing Branch, the General Manager of Hunan Branch, and the General Manager of Jiangsu Branch of the Company. From 2007 to 2016, he successively served as the Deputy General Manager of Fujian Branch and the Deputy General Manager of Hunan Branch of the Company. From 2001 to 2007, he was the Deputy General Manager of Changde Branch and the General Manager of Yiyang Branch of the Company in Hunan Province. Mr. Zhao Guodong graduated from Hunan College of Computer Science in 1988, majoring in computer software, and from China Central Radio and TV University in 2006, majoring in business administration. He is a senior economist.

Due to the adjustment of work arrangements, Mr. Li Mingguang tendered his resignation as the Board Secretary of the Company on 24 February 2023, which took effect on the same day. Mr. Li Mingguang also ceased to be the authorised representative of the Company under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Mr. Zhao Peng, an Executive Director of the Company, will take over the authorised representative of the Company.

Mr. Li Mingguang has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation as the Board Secretary of the Company that need to be brought to the attention of the shareholders of the Company. Mr. Li Mingguang will remain as an Executive Director, a member of the Risk Management and Consumer Rights Protection Committee, the Vice President and the Chief Actuary of the Company.

Commission File Number 001-31914

During his tenure as the Board Secretary of the Company, Mr. Li Mingguang has been diligent and devoted to his duties, and has made great efforts in promoting corporate governance, regulating the operation of the Board, improving the level of information disclosure and strengthening investor relations. The Company would like to express its gratitude to Mr. Li Mingguang for his contribution to the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 3 March 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie